

Mail Stop 7010

January 16, 2009

Anthony Francel
Chief Executive Officer
Alternative Construction Technologies, Inc.
2910 Bush Drive
Melbourne, Florida 32935

> **Re:** **Alternative Construction Technologies, Inc.**
> **Item 4.02 Form 8-K**
> **Filed January 9, 2009**
> **File No. 0-52913**

Dear Mr. Francel:

We have reviewed your Item 4.02 Form 8-K for compliance with the form requirements and have the following comments.

FORM 8-K FILED ON JANUARY 9, 2009

1. Please amend your Form 8-K filed on January 9, 2009 to change the Item tag of the filing to Item 4.02. Please note that this will not change the filing date of the original 8-K, so the amended filing will have the same original filing date.

2. It is our understanding from the Form 8-K you filed on January 9, 2009 that the audit report on your financial statements was signed by a partner that has been denied the privilege of appearing or practicing before the Commission as an accountant and has not been reinstated . Refer to SEC Administrative Proceeding File No. 3-10762 at http://www.sec.gov/litigation/admin/34-47804.htm. If our understanding is incorrect, please advise in detail. Otherwise, the company should have another firm registered with the PCAOB audit and report on the financial statements included in your Form 10-K for the year ended December 31, 2008. The report of the new firm should render an opinion on your financial statements for all years included in your 2008 Form 10-K. Please advise us how you intend to address this matter by January 27, 2009.

As appropriate, please amend your filing and respond to these comments within five business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bret Johnson at (202) 551-3753, or me at (202) 551-3768 if you have questions regarding our comments.

Sincerely,

John Cash
Accounting Branch Chief